Exhibit 99.3

Form 51-102F3
Material Change Report

Item 1.                Name and Address of Company
SilverCrest Mines Inc. (the “Company”)
Suite 501, 570 Granville Street
Vancouver, British Columbia
Canada  V6C 3P1

Item 2.                Date of Material Change
February 24, 2014.

Item 3.                News Release
News Release dated February 25, 2014 was disseminated through Marketwired.

Item 4.                Summary of Material Change
On February 24, 2014, the Company received notice of exercise by Sandstorm Gold Ltd. (“Sandstorm”) of an underground mine option at the Santa Elena Mine.

Item 5.1              Full Description of Material Change
On May 14, 2009, the Company had entered into a definitive Purchase Agreement with Sandstorm under which the Company’s wholly-owned Mexican subsidiary, Nusantara de Mexico S.A. de C.V., agreed to sell 20% of future gold production from the Santa Elena Project to Sandstorm in exchange for an upfront deposit of US$12 million. The agreement also provides for ongoing per-ounce payments by Sandstorm equal to the lesser of US$350 and the prevailing spot gold market price upon delivery of gold. The per ounce price of US$350 is subject to an increase of 1% per annum commencing on the third anniversary of the date the Santa Elena Project began commercial production.

On February 24, 2014, the Company received notice of exercise by Sandstorm of an underground mine option at the Santa Elena Mine. This option allowed Sandstorm to purchase 20% of the gold produced from underground operations at Santa Elena.  In consideration of exercise of the option, Sandstorm will make a US$10 million payment to the Company by not later than March 17, representing approximately 20% of the capital expenditures incurred relating to the gold stream produced from the underground mine.  Sandstorm will continue to make ongoing per ounce payments of US$350 until 50,000 ounces of gold have been delivered to Sandstorm, inclusive of ounces already received from open-pit production (currently estimated at 20,000 ounces Au), at which time the per ounce payments will increase to US$450, subject to an increase of 1% per annum commencing on the third anniversary from the date of commercial production occurring at the underground mine.

Item 5.2              Disclosure for Restructuring Transactions
Not applicable.

Item 6.                Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.

Item 7.	Omitted Information
Not applicable.

Item 8.	Executive Officer
J. Scott Drever, Chief Executive Officer
Telephone:  (604) 694-1730

Item 9.                Date of Report
February 25, 2014